Kroll Inc.
                                900 Third Avenue
                            New York, New York 10022

                                  July 8, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:   Kroll Inc.
                        Registration Statement on Form S-3, as amended SEC File No. 333-75972
                        ----------------------

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Kroll Inc. ("Kroll") hereby applies for the immediate withdrawal of its Registration Statement on Form S-3, as amended, File No. 333-75972, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed as a Registration Statement on Form S-1 with the Securities and Exchange Commission on December 26, 2001, was declared effective on February 14, 2002 and was post-effectively amended on May 3, 2002 to become a Registration Statement on Form S-3.

      Pursuant to a Registration Rights Agreement dated November 14, 2001 between Kroll and the initial holders of the 6% Convertible Notes, Kroll was required to keep this Registration Statement effective until November 14, 2003. No securities under the Registration Statement have been sold. Accordingly, Kroll hereby respectfully requests the immediate withdrawal of the Registration Statement.

            If you have any questions regarding the foregoing application for withdrawal, please call the undersigned at (212) 593-1000 or Sharon Makower at Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-7620.

                                    Sincerely,

                                    KROLL INC.


                                    By: /s/ Sabrina H. Perel
                                       -------------------------------------
                                       Name:  Sabrina H. Perel
                                       Title: Executive Vice President, General
                                              Counsel and Secretary